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SEC FILE NUMBER
8-53640

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ICAPITAL MARKETS LLC

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

MAR 01 2024

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Washington, DC

60 East 42nd Street, 26FL
(No. and Street)

New York	NY	10165
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEITH GEORGE	(212) 668-8700	KGEORGE@ACISECURE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DocuSign Envelope ID: 9394F518-5EF2-472D-A661-A6657D60081A

OATH OR AFFIRMATION

I, CHRISTOPHER THOME, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICAPITAL MARKETS LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARIA V ZARZUELA
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Orange County
01ZA6118144
MY COMMISSION EXPIRES 11/01/2024

DocuSigned by:
Signature: Christopher W. Thome
CDC31D174B0F403...
Title: CCO

Maria Zarzuela
Notary Public

SEC Mail Processing
MAR 01 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

iCapital Markets LLC
(SEC I.D. No. 8-53640)
STATEMENT OF FINANCIAL CONDITION

As of December 31, 2023

And Report of Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934.

ICAPITAL MARKETS LLC
TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged with Governance of iCapital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of iCapital Markets, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2024

We have served as the Company's auditor since 2018.

ICAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION

		As of December 31, 2023
ASSETS		
Cash and cash equivalents	$	38,276,119
Fees receivable		27,908,053
Securities owned, at fair value, net		593,047
Due from clearing broker		11,773,587
Due from affiliate		1,376,375
Other receivables		326,721
Prepaid expenses		499,007
Fixed assets, net of accumulated depreciation of $534,104		407,631
Total assets	$	81,160,540
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to parent	$	13,025,112
Third party distribution payable		4,749,568
Accounts payable and accrued liabilities		3,453,083
Deferred revenue		58,333
Total liabilities		21,286,096
Member's equity		
Member's equity		59,874,444
Total member's equity		59,874,444
Total liabilities and member's equity	$	81,160,540

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Organization

iCapital Markets LLC (the "Company" or "iCapital Markets"), is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). iCapital Markets, formerly known as AXIO Financial LLC ("AXIO") was founded in December 2001 under the laws of the State of Delaware. On November 1, 2021, AXIO was acquired by Institutional Capital Network Inc. ("ICN" or "Parent") from AXIO Group LLC.

After receipt of regulatory approval, iCapital, Inc. (the "Ultimate Parent") completed a merger, on November 30, 2023, of its three broker dealer subsidiaries; AXIO, iCapital Securities, LLC ("iCapital Securities"), and SIMON Markets LLC ("SIMON Markets"). In connection with the merger, each of iCapital Securities and SIMON Markets transferred its assets and assigned its liabilities to AXIO. The transaction did not exchange any consideration and was considered as a tax-free reorganization. AXIO was subsequently renamed iCapital Markets LLC. iCapital Markets has accounted for this merger as a transaction under common control and the carrying value of assets and liabilities transferred have been recognized by iCapital Markets. The statement of financial condition has been presented as though the assets and liabilities had been transferred as of January 1, 2023.

The Company connects financial advisors at banks, independent broker-dealers, registered investment advisors ("RIAs") and custodians (collectively "Wealth Managers") with structured product issuers, insurance carriers, and asset managers (collectively "Product Providers") in order to assist with the marketing and distribution of financial products. Additionally, the Company provides administrative oversight of private funds.

The Company operates out of 11 branches, located in New York, Connecticut, Toronto, Massachusetts, Florida, New Jersey, Alabama, California, Nevada, Ohio, and Georgia.

The Company is a wholly owned subsidiary of ICN, which is a wholly-owned subsidiary of the Ultimate Parent.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying statement of financial condition is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are presented in U.S. dollars.

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities. Management's judgment is based on its knowledge and experience about past and current events and its assumptions about conditions it expects to exist and courses of action it expects to take in the future. Actual results could differ materially from those estimates.

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. For cash deposits greater than the FDIC insured limit of $250,000, the Company has implemented cash sweeps into treasury money market funds or insured cash sweep services to mitigate this risk. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Fees receivable: The Company records its fees receivable at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts, collections, and assessment of future collections. This involves the process of determining whether the Company will be able to collect substantially all of the consideration to which it will be entitled. In accordance with GAAP, the allowance for credit losses is deducted from the amortized cost of the financial asset to present the net amount expected to be collected, as applicable. As of December 31, 2023 the Company did not have an allowance for credit losses.

Other receivables: The Company provides seed money for the M+ funds business to create unit investment trusts for sale to investors, which is expected to be returned to the Company once fund equity is sold.

Prepaid expenses: Expenses paid prior to the related services being rendered will be recognized on a straight-line basis over the relevant service period applicable to the services rendered.

Fixed Assets: Computer equipment and furniture are depreciated on a straight-line basis over their estimated useful lives. Fixed assets consisted of the following as of December 31, 2023:

		December 31, 2023
Computer equipment	$	795,756
Furniture		145,979
Total cost basis		941,735
Less: accumulated depreciation		(534,104)
Fixed assets, net of accumulated depreciation	$	407,631

Due to parent: Due to parent primarily includes allocated operational expenses in accordance with an expense sharing agreement (see Note 5).

Third party distribution payable: Instances arise where the Company incurs and accrues third party distribution costs in connection with the sale of investments in funds or structured products. In this scenario, a written contract exists between the Company and sales representatives or unaffiliated selling group members. Third party distribution payable also consists of expenses in excess of expense caps.

Accounts payable and accrued liabilities: Accounts payable and accrued liabilities primarily includes accrued technology expenses and other fees inclusive of professional services, which the Company owes in the normal course of business.

Deferred revenue: Deferred revenue represents cash received prior to the satisfaction of all performance obligations related to a contract for software enabled services.

Fair Value of Financial Instruments: Accounting Standards Codification *("ASC")* 820, *Fair Value Measurements and Disclosures* ("ASC 820"), defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs).

In accordance with ASC 820, the following summarizes the fair value hierarchy:

Level I Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level II Inputs - Inputs other than the quoted prices in active markets that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level III Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement.

As of December 31, 2023, other than securities owned, there were no other assets that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from clearing broker and brokers, other assets and accounts payable and accrued expenses, approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions used during the year ended December 31, 2023.

The Company values financial instruments using the following: transactions that day in the securities being priced and a consideration of the overall market; if no transactions occur that day, transactions in similar securities; our own models, and pricing available from IHS Markit or other vendors as appropriate.

The following tables show the major categories of securities owned measured at fair value as of December 31, 2023, grouped by the fair value hierarchy:

	Level I	Level II	Level III	
Securities owned, at fair value	**Quoted prices in active markets for identical assets**	**Significant other observable inputs**	**Significant other unobservable inputs**	**Balance as of December 31, 2023**
Options and Unit Investment Trust	$ 514,129	—	—	$ 514,129
Other	78,918	—	—	78,918
Total	$ 593,047	—	—	$ 593,047

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute net capital utilizing the alternative method. As such, the Company is required to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debits in customer accounts. The Company does not hold any customer funds so the firm is only required to maintain the $250,000 statutory minimum at all times. As of December 31, 2023, the Company had net capital of $32,188,749, which was $31,938,749 in excess of its required net capital.

Note 4. Due from/to Clearing Broker

The Company clears all of its proprietary and customer transactions trades through a third party financial institution on a fully-disclosed basis. For this service, the third party receives a percentage of the gross commission on each transaction. As of December 31, 2023, the Company had $11,773,587 receivable from the third party.

Note 5. Related Party Transactions

The Company has a transfer pricing agreement with a related party that provides sales support services, back office, and technology & product support services to the Company. The transfer pricing agreement provides for remuneration from the Company to the related party for services provided. The remuneration is calculated on the cost-plus method on all operating expenses of the related party. As of December 31, 2023 the Company had $90,934 payable and outstanding for these services.

The Company has an arrangement through which a related party acts as a licensed insurance agency in connection with the inclusion of insurance-related products on the Company's technology platform. Such products include variable and registered index-linked annuity contracts. Amounts related to insurance-related products are billed from and paid to the related party, a registered insurance producer, and cash received is transferred directly to the Company. As of December 31, 2023 the Company had $1,188,288 receivable and outstanding from the related party.

Additionally, the Company has incurred expenses on behalf of related parties. As of December 31, 2023 the Company had $188,087 receivable and outstanding from the related parties.

The Company has an expense sharing agreement with the Parent (the "Agreement"). Expenses such as compensation, occupancy, supplies, utilities, technology, recruiting, and travel and expense among other costs were allocated to the Company based upon the portion of the monthly costs incurred by the Parent, multiplied by the estimated and reasonable percentage of effort dedicated to broker-dealer activities per the Agreement. Management estimated the percentage of effort per department based on certain relevant allocation drivers such as fund count, platform assets, or revenue-weighted headcount. As of December 31, 2023, $13,025,112 is payable to the Parent.

Note 6. Risks and Uncertainties

Cash and cash equivalents may subject the Company to concentrations of credit risk if balances at any one financial institution exceed the FDIC insurance limits. The impact of a collapse by banks within the industry could result in market volatility and uncertainty that may adversely impact the Company's results. The Company believes it mitigates this risk by monitoring the credit worthiness and financial position of institutions which it holds cash deposits.

During 2023, the war in Ukraine and the conflicts in the Middle East have disrupted economic markets, and the economic impact and duration is uncertain at this time. The impact on financial markets and the overall economy, both of which are highly uncertain, cannot be predicted. The impact of these conflicts could result in substantial market volatility and uncertainty, and may adversely impact the Company's results. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Note 7. Segment Reporting

Management has evaluated factors such as basis of organization, products and services, geographic areas, and regulatory environments to determine that the Company has one operating segment in accordance with ASC 280 – *Segment Reporting*.

Note 8. Commitments and Contingencies

The Company had no lease or equipment rental commitments and no contingent liabilities as of or for the year ended December 31, 2023 that are material in nature.

As of December 31, 2023 the Company was not subject to material litigation nor was the Company aware of any material litigation pending against it. In the normal course of business, the Company enters into contracts that contain various representations and warranties and provide general indemnifications. The Company's maximum exposure under these arrangements is dependent on future claims against the Company and is presently unknown. However, based on experience, the Company considers the risk of loss from such potential claims to be remote. As of December 31, 2023, the Company does not have accruals for legal contingencies.

Note 9. Subsequent Events

In February 2024, the Company made a distribution of $20,000,000 to the Parent.

Outside of the items mentioned in the previous paragraph, the Company has evaluated all events or transactions that occurred after December 31, 2023 through February 28, 2024, which is the date that the statement of financial condition was available to be issued. During this period, there were no other material subsequent events requiring disclosure.